Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated effective November 19, 2014 prepared for Silver Standard Resources Inc. (the “Technical Report”), I hereby certify that:

1.	My name is James N. Carver, Chief Geologist, Marigold Mining Company (“MMC”), with business address at P.O. Box 160, 32255 Marigold Mine Road, Valmy, Nevada, 89438.

2.	I am a graduate of the Eastern Washington University and hold a Bachelor of Science degree in Geology which was awarded in 1986.

3.	Since 1987, I have been continuously and actively involved in the mineral resource industry working primarily in North America on mineral exploration and mine development projects. I have worked as a Project or Mine Geologist in Nevada with Western States Minerals and Pegasus Gold; directed project work as the Senior Project Geologist in Idaho for Meyer Resources and Pegasus Gold; and advanced separate programs as the Senior Geologist in Chile, Northern Australia and Nevada for Pegasus Gold and in Nevada with Newmont Gold. Over the last 27 years, I have worked on and directed numerous exploration and development programs, advancing these resource projects through many stages, from the initial discovery through the development of the resource and into mine production with several deposits. I have been the Chief Geologist at the Marigold mine since 2006 and continue in that role to this date. During my employment with MMC over the past 8 years, I have been directing the exploration and development of the Mineral Resources for the Marigold mine.

4.	I am a current registered member of The Society for Mining, Metallurgy and Exploration, Inc. (SME), membership number 509390.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the Instrument.

6.	I am responsible for the following sections of the Technical Report: 6 through 12, and 23. I am jointly responsible for the following sections of the Technical Report: 1 through 3, 14 and 24 through 27.

7.	I am not independent of Silver Standard Resources Inc. pursuant to section 1.5 of the Instrument.

8.	I had no involvement with the Marigold mine, prior to my employment with MMC which began in 2006.

9.	I have read the Instrument and Form 43-101F1 (the “Form”) and the sections of the Technical Report for which I am responsible that has been prepared in compliance with the Instrument and the Form.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible and jointly responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED at Valmy, Nevada, on November 19, 2014.

/s/ James N. Carver
James N. Carver, SME Registered Member